FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February, 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

26 February 2010

HSBC HOLDINGS PLC
BOARD OF DIRECTORS

The Board of HSBC Holdings has established a Group Risk Committee. The members of the Committee are:

R A Fairhead, chairman; J D Coombe, J W J Hughes-Hallett and J R Lomax, all independent non-executive directors and members of the Group Audit Committee.

The terms of reference of the Group Risk Committee are available at www.hsbc.com/boardcommittees.

S K Green, Group Chairman, has been appointed chairman of the Nomination Committee in succession to Sir Brian Williamson, who will continue to serve as a member of the Committee. M K T Cheung, an independent non-executive Director, has been appointed a member of the Group Audit Committee in succession to J W J Hughes-Hallett with effect from 1 March 2010.

J L Durán, W K L Fung and Sir Mark Moody-Stuart, who will retire by rotation at the 2010 Annual General Meeting, will not seek re-election. The consequential changes to Board Committees will take effect from the conclusion of the Annual General Meeting:

N R N Murthy, an independent non-executive director and a member of the Corporate Sustainability Committee, will succeed W K L Fung as chairman of the Corporate Sustainability Committee; and

J L Thornton, an independent non-executive director and a member of the Remuneration Committee, will succeed Sir Mark Moody-Stuart as chairman of the Remuneration Committee.

The Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, M F Geoghegan, S A Catz† , V H C Cheng, M K T Cheung†, J D Coombe† , J L Duran† , R A Fairhead† , D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett† , W S H Laidlaw† , J R Lomax† , Sir Mark Moody-Stuart† , G Morgan† , N R N Murthy† , S M Robertson† , J L Thornton† and Sir Brian Williamson† .

* Non-executive Director
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Media enquiries to Paul Harris on +44 (0)20 7992 2045 or via email at paul1.harris@hsbc.com.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 26 February, 2010